Exhibit 5.1

November 23, 2015

Black Hills Corporation

625 Ninth Street

Rapid City, South Dakota 57701

Gentlemen:

I am Senior Vice President, General Counsel and Chief Compliance Officer of Black Hills Corporation, a South Dakota corporation (the “Company”), and I have acted as counsel for the Company in connection with (i) the preparation of a Registration Statement on Form S-3 (File No. 333-197895) (as amended, the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), (ii) the Prospectus Supplement dated November 17, 2015 to the Prospectus dated November 16, 2015 relating to the offer and sale by the Company under the Registration Statement of 6,325,000 shares of Common Stock of the Company, par value $1.00 per share (the “Common Stock” and such 6,325,000 shares, the “Common Shares”), and (iii) the Prospectus Supplement dated November 17, 2015 to the Prospectus dated November 16, 2015 relating to the offer and sale by the Company under the Registration Statement of 5,980,000 Equity Units, initially consisting of Corporate Units with a stated amount of $50 (such Corporate Units, the “Units”), each Unit consisting of a purchase contract issued by the Company to purchase shares of Common Stock (the “Purchase Contracts”) and, initially, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of the Company’s 2015 Series A 3.50% Remarketable Junior Subordinated Notes due 2028 (the “Notes”).

The Common Shares are to be issued under the Articles of Incorporation, as amended, of the Company (the “Articles of Incorporation”) and sold pursuant to the Underwriting Agreement dated November 17, 2015 (the “Common Shares Underwriting Agreement”) between the Company and the Underwriters named therein.

The Units are to be issued under the Purchase Contract and Pledge Agreement dated November 23, 2015 (the “Purchase Contract Agreement”) by and between the Company and U.S. Bank National Association, as purchase contract agent, collateral agent, custodial agent and securities intermediary, and sold pursuant to the Underwriting Agreement dated November 17, 2015 (the “Unit Underwriting Agreement”) between the Company and the Underwriters named therein.  The Notes will be issued pursuant to the Junior Subordinated Indenture dated November 23, 2015 (the “Base Indenture”) by and between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture thereto dated November 23, 2015 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).  The Purchase Contract Agreement, the Indenture, the Common Shares Underwriting Agreement and the Unit Underwriting Agreement are sometimes referred to herein as the “Transaction Documents.”  The Units, the Purchase Contracts, the

Notes, the Common Shares and the shares of Common Stock issuable upon settlement of the Purchase Contracts are sometimes referred to herein as the “Securities.”

I have examined or am otherwise familiar with the Registration Statement, the Transaction Documents, the Articles of Incorporation and the Amended and Restated Bylaws of the Company and such other documents, records and instruments as I have deemed necessary or appropriate for the purposes of the opinions set forth herein.

Based upon and subject to the foregoing and the qualifications set forth in Annex I attached hereto, I am of the opinion that:

1.                                      The Common Shares have been duly authorized and, when delivered to and paid for pursuant to the Common Shares Underwriting Agreement, will be duly and validly issued, fully paid, and nonassessable.

2.                                      The shares of Common Stock issuable pursuant to the Purchase Contracts have been duly authorized and, when issued and delivered by the Company upon settlement of the Purchase Contracts, will be duly and validly issued, fully paid, and nonassessable.

3.                                      The Units, as evidenced by the Corporate Units Certificate (as defined in and issued pursuant to the Purchase Contract Agreement), have been duly authorized and executed and, when authenticated in accordance with the Purchase Contract Agreement and delivered to and paid for pursuant to the terms of the Unit Underwriting Agreement, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and equitable principles of general applicability (regardless of whether considered in a proceeding in equity or at law).

4.                                      The Notes have been duly authorized and executed by the Company and, when authenticated in accordance with the provisions of the Indenture and delivered to and paid for pursuant to the terms of the Unit Underwriting Agreement, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and equitable principles of general applicability (regardless of whether considered in a proceeding in equity or at law).

My opinions set forth herein are limited to the laws of the States of South Dakota and New York and the federal laws of the United States of America (the “Covered Laws”), and I express no opinion as to the effect of any other laws. The Units and the Notes are governed by the laws of the State of New York. To the extent the opinions set forth herein relate to the laws of the State of New York, I have relied, with their permission, as to all matters of New York law on the opinions of Faegre Baker Daniels LLP dated the date hereof, which is filed herewith as Exhibit 5.2 to a Current Report on Form 8-K of the Company filed with the Commission and thereby incorporated by reference into the Registration Statement (the “Current Report”).

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I hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report and thereby incorporated by reference into the Registration Statement without implying or admitting that I am an “expert” within the meaning of the Act, or other rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

/s/ Steven J. Helmers
Steven J. Helmers, Senior Vice President,
General Counsel and Chief Compliance Officer

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Annex I

In rendering the accompanying opinion letter, I wish to advise you of the following additional qualifications to which such opinion letter is subject:

(a)                                 I have relied upon representations made by the Company in the Transaction Documents, the assumptions set forth below as to the matters referred therein, and upon certificates of, and information provided by, officers and employees of the Company reasonably believed by me to be appropriate sources of information, as to the accuracy of such factual matters, in each case without independent verification thereof or other investigation.

(b)                                 In rendering opinions as to the Covered Laws, I have only considered the applicability of statutes, rules, regulations and judicial decisions that a lawyer practicing in such jurisdiction (the “Opining Jurisdictions”) exercising customary professional diligence would reasonably recognize as being directly applicable to the Company or the transactions contemplated by the Transaction Documents.

(c)                                  I express no opinion as to whether, or to the extent of which, the laws of any particular jurisdiction apply to the subject matter hereof, including without limitation the enforceability of the governing law provision contained in the Transaction Documents, except to the extent such provision would be enforceable based on Section 5-1401 and 5-1402 of the General Obligations Law of the State of New York.

(d)                                 I have relied, without investigation, upon the following assumptions:  (i) natural persons who are involved on behalf of the Company have sufficient legal capacity to enter into and perform, on behalf of the Company, the transaction in question and to carry out their role in the transaction; (ii) each Transaction Document and the Securities have been duly authorized, executed and delivered by each party thereto (other than the Company); (iii) each party having rights under any Transaction Documents or the Securities (other than the Company) has satisfied those legal requirements that are applicable to it to the extent necessary to make the Transaction Documents enforceable against it and has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce the Transaction Documents and the Securities against it and the other parties; (iv) each document submitted to me for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine; (v) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (vi) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the Covered Laws, are publicly available to lawyers practicing in the Opining Jurisdictions; (vii) all relevant statutes, rules, regulations or agency actions are constitutional and valid unless a reported decision in the Opining Jurisdictions has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity; (viii) the Company will not in the future take any discretionary action (including a decision not to act) permitted under the Transaction Documents or the Securities that would result in a violation of law or constitute a breach or default under any other agreement, order or regulation; (ix) the Company will obtain all permits and governmental approvals required in the future, and

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take all future actions similarly required, relevant to the performance of the Transaction Documents and the Securities including, without limitation, those actions required under the Purchase Contract Agreement in connection with Early Settlement or Fundamental Change Early Settlement (each as defined in the Purchase Contract Agreement) and those actions required under the Remarketing Agreement in connection with a Remarketing (each as defined in the Purchase Contract Agreement); and (x) all parties to the transaction will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Transaction Documents and the Securities.

(e)                                  I express no opinion as to the enforceability or effect in any Transaction Document of (i) any usury or fraudulent transfer or conveyance “savings” provision; (ii) any agreement to submit to the jurisdiction of any particular court or other governmental authority (either as to personal jurisdiction or subject matter jurisdiction), any waivers of the right to jury trial, any waivers of service of process requirements that would otherwise be applicable, any agreement that a judgment rendered by a court in one jurisdiction may be enforced in another jurisdiction, or any provision otherwise affecting the jurisdiction or venue of courts; and (iii) any provision waiving legal, statutory or equitable defenses or other procedural, judicial or administrative rights.

(f)                                   The opinions herein expressed are limited to the specific issues addressed and to facts and laws existing on the date hereof.  In rendering these opinions, I do not undertake to advise you with respect to any other matter or of any change in such facts and laws or in the interpretation thereof which may occur after the date hereof.

(g)                                  Without limiting any other qualifications set forth herein, the opinions expressed in opinion paragraphs 3 and 4 are subject to the effect of generally applicable laws that (i) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver; (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected; (iii) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct; (iv) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; (v) govern and afford judicial discretion regarding determination of damages and entitlement to attorneys’ fees and other costs; (vi) may permit a party who has materially failed to render or offer performance required by a contract to cure that failure unless either permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or it is important under the circumstances to the aggrieved party that performance occur by the date stated in the contract; (vii) may limit the enforceability of provisions imposing premiums or liquidated damages to the extent such provisions constitute, or are deemed to constitute, a penalty or forfeiture and provisions imposing increased interest rates upon default, or providing for the compounding of interest or the payment of interest on interest; (viii) may limit the amount payable under the Notes upon an acceleration to the extent that a portion of the amount so payable is considered by a court to be unearned interest;

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(ix) may require mitigation of damages; and (x) provide a time limitation after which rights may not be enforced (i.e., statutes of limitation).

(h)                                 For purposes of rendering the opinion in paragraphs 2 and 3 hereof, I have assumed the Company has, and will maintain, a sufficient number of authorized shares of Common Stock available for issuance upon settlement of the Purchase Contracts.

(i)                                     The opinions expressed herein do not address any of the following legal issues:  (i) federal securities laws and regulations, (ii) state securities laws and regulations, and laws and regulations relating to commodity (and other) futures and indices and other similar instruments; (iii) margin regulations of the Board of Governors of the Federal Reserve System; (iv) federal and state tax laws and regulations; (v) the statutes and ordinances, administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level) and judicial decisions to the extent that they deal with the foregoing; (vi) voidable transaction, fraudulent transfer and fraudulent conveyance laws; and (vii) laws, regulations, directives and executive orders restricting transactions with or freezing or otherwise controlling assets of designated foreign persons or governing investments by foreign persons in the United States.

(j)                                    I express no opinion as to the creation, attachment, perfection or relative priority of any lien provided in the Transaction Documents or the necessity of making any filings in connection therewith.

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